EXHIBIT 12—COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended
	2002	2001	2001	2000	1999	1998	1997
	(In thousands, except ratio data)
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates and extraordinary item	541,161	(600,214)	(1,259,390)	688,384	220,213	117,922	104,077
Dividends and other received from nonconsolidated affiliates	1,599	4,332	7,426	4,934	7,079	9,168	4,624

Total	542,760	(595,882)	(1,251,964)	693,318	227,292	127,090	108,701

Fixed Charges:
Interest expense	218,717	293,939	575,057	413,425	192,321	135,766	75,076
Amortization of loan fees	6,513	7,538	14,648	12,401	1,970	2,220	1,451
Interest portion of rentals	139,069	86,395	233,353	150,317	24,511	16,044	6,120

Total fixed charges	364,299	387,872	823,058	576,143	218,802	154,030	82,647
Preferred stock dividends:
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	364,299	387,872	823,058	576,143	218,802	154,030	82,647
Total earnings available for payment of fixed charges	907,059	(208,010)	(428,906)	1,269,461	446,094	281,120	191,348

Ratio of earnings to fixed charges	2.49	(.54)	(.52)	2.20	2.04	1.83	2.32

Rental fees and charges	397,339	246,843	666,724	429,476	306,393	200,550	76,500
Interest rate	35%	35%	35%	35%	8%	8%	8%